AMARC RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
DECEMBER 31, 2017 and 2016

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these interim financial statements.

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – Expressed in Canadian Dollars)

		December 31,	March 31,
	Note	2017	2017

ASSETS

Current assets
Cash	3	$1,210,789	$930,890
Amounts receivable and other assets	5	699,303	38,891
Marketable securities		100,256	29,468
		2,010,348	999,249
Non-current assets
Restricted cash	4	173,143	112,815

Total assets		$2,183,491	$1,112,064

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	7	$83,940	$14,841
Balance due to a related party	10	63,621	175,337
Director's loan	8	–	390,243
		147,561	580,421
Non-current liabilities
Director's loan	8	736,361	940,257

Total liabilities		883,922	1,520,678

Shareholders' deficiency
Share capital	9	63,557,056	59,559,910
Reserves	9	5,185,817	5,740,875
Accumulated deficit		(67,443,304)	(65,709,399)
		1,299,569	(408,614)

Total liabilities and shareholders' deficiency		$2,183,491	$1,112,064

Nature of operations and going concern (note 1)
Event occuring after the reporting period (note 12)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Loss
(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares)

		Three months ended		Nine months ended
		December 31,		December 31,
	Note	2017	2016	2017	2016

Expenses	10,11
Exploration and evaluation		$1,699,311	$310,653	$6,061,163	$2,599,504
Assays and analysis		82,542	27,942	187,718	116,794
Drilling		218,247	–	931,006	263,705
Equipment rental		22,791	1,080	66,403	24,003
Geological		244,256	146,327	1,348,809	741,827
Helicopter and fuel		117,160	–	1,519,029	568,658
Property costs and assessments		749,200	64,374	905,070	304,572
Site activities		153,422	21,194	801,184	362,966
Socioeconomic		91,316	44,596	222,277	188,928
Travel and accommodation		20,377	5,140	79,667	28,051

Administration		278,714	155,761	830,232	547,336
Legal, accounting and audit		54,988	12,498	168,806	34,016
Office and administration	11 (b)	159,137	101,401	514,725	436,851
Shareholder communication		50,366	27,259	88,846	41,203
Travel and accommodation		8,386	2,594	25,295	3,008
Trust and regulatory		5,837	12,009	32,560	32,258

Cost recoveries		(1,139,552)	(414,300)	(5,644,975)	(2,932,597)
Pursuant to IKE agreements	6 (a)	(452,818)	(414,300)	(3,162,847)	(2,932,597)
Pursuant to JOY agreement	6 (b)	(686,734)	–	(2,482,128)	–

		838,473	52,114	1,246,420	214,243
Other items
Finance income		(9,822)	(1,871)	(20,191)	(7,110)
Interest expense – director's loans	8	22,685	34,986	105,904	94,643
Transaction cost – director’s loans	8	220,173	61,811	405,861	125,692
Foreign exchange loss		(3,139)	43	(4,089)	–
Gain on disposition of marketable securities		–	–	–	(14,806)
Net loss		$1,068,370	$147,083	$1,733,905	$412,662

Basic and diluted loss per common share		$0.01	$0.00	$0.01	$0.00

Weighted average number of common shares outstanding		166,335,502	141,424,061	153,110,486	141,424,061

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Comprehensive (Income) Loss
(Unaudited - Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	December 31,		December 31,
	2017	2016	2017	2016

Net loss	$1,068,370	$147,083	$1,733,905	$412,662

Other comprehensive (income) loss:
Items that may be reclassified subsequently to profit and loss:
Revaluation of marketable securities	(70,230)	2,874	(70,788)	(7,275)
Reallocation of the fair value of marketable securities upon disposition	–	–	–	14,806
Total other comprehensive (income) loss	(70,230)	2,874	(70,788)	7,531

Comprehensive loss	$998,140	$149,957	$1,663,117	$420,193

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Changes in Deficiency
(Unaudited - Expressed in Canadian Dollars, except for share information)

		Share capital		Reserves
				Share-based	Investment	Share
		Number		payments	revaluation	warrants
	Note	of shares	Amount	reserve	reserve	reserve	Deficit	Total

Balance at April 1, 2016		141,424,061	$58,967,910	$2,202,640	$21,402	$3,133,363	$(64,666,751)	$(341,436)
Issuance of share purchase warrants	9 (c)	–	–	–	–	607,406	–	607,406
Total other comprehensive loss		–	–	–	(7,531)	–	–	(7,531)
Loss for the period		–	–	–	–	–	(412,662)	(412,662)
Balance at December 31, 2016		141,424,061	$58,967,910	$2,202,640	$13,871	$3,740,769	$(65,079,413)	$(154,223)

Balance at April 1, 2017		145,424,061	$59,559,910	$2,202,640	$29,466	$3,508,769	$(65,709,399)	$(408,614)
Issuance of common shares pursuant to a private placement, net of issuance costs	9 (b)	13,045,500	2,481,300	–	–	–	–	2,481,300
Issuance of common shares pursuant to a property option agreement	9 (b)	1,944,444	350,000	–	–	–	–	350,000
Issuance of common shares pursuant to exercise of share purchase warrants	9 (c)	6,555,555	540,000	–	–	–	–	540,000
Reallocation of share warrants reserve to share capital for exercised warrants	9 (c)	–	625,846	–	–	(625,846)	–	–
Total other comprehensive income		–	–	–	70,788	–	–	70,788
Loss for the period		–	–	–	–	–	(1,733,905)	(1,733,905)
Balance at December 31, 2017		166,969,560	$63,557,056	$2,202,640	$100,254	$2,882,923	$(67,443,304)	$1,299,569

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

		Nine months ended
		December 31,
	Note	2017	2016

Operating activities
Loss for the period		$(1,733,905)	$(412,662)
Adjustments for:
Finance income		(20,191)	(7,110)
Interest expense – director's loans	8	105,904	94,643
Transaction cost – director’s loans	8	405,861	125,692
Non-cash property payments	6 (b)	350,000	–
Gain on disposition of marketable securities		–	(14,806)

Changes in working capital items
Amounts receivable and other assets		(660,412)	94,030
Restricted cash		(60,328)	101,674
Accounts payable and accrued liabilities		69,099	46,940
Balance due to a related party		(111,716)	(83,926)
Net cash used in operating activities		(1,655,688)	(55,525)

Investing activities
Acquisition of mineral property interest		–	(505,101)
Proceeds from disposition of marketable securities		–	19,805
Interest received		20,191	7,110
Net cash provided by investing activities		20,191	(478,186)

Financing activities
Net proceeds from issuance of common shares pursuant to a private placement	9 (b)	2,481,300	–
Net proceeds from issuance of common shares pursuant to exercise of share purchase warrants	9 (c)	540,000	–
Proceeds from director's loan		–	500,000
Repayment of director's loans	8	(1,000,000)	–
Interest paid on director's loans	8	(105,904)	(94,644)
Net cash provided by financing activities		1,915,396	405,356

Net increase in cash		279,899	(128,355)
Cash, beginning balance		930,890	747,408
Cash, ending balance	3	$1,210,789	$619,053

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2017 and 2016
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Amarc Resources Ltd. (the "Company" or "Amarc") is incorporated under the laws of the province of British Columbia ("BC"), and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in BC. The address of the Company's corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to continue the exploration and development of its mineral property interests and to obtain the permits necessary to mine, and on future profitable production or proceeds from the disposition of its mineral property interests.

These condensed consolidated interim financial statements (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company will need to seek additional financing to meet its working capital requirements. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funds can be raised through financing activities. These factors indicate the existence of a material uncertainty that raises significant doubt about the Company’s ability to continue as a going concern.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board ("IASB"), and interpretations by the IFRS Interpretations Committee (“IFRIC”). These Financial Statements do not include all of the information and footnotes required by International Financial Reporting Standards ("IFRS") for complete financial statements for year-end reporting purposes. These Financial Statements should be read in conjunction with the Company’s financial statements as at and for the year ended March 31, 2017. Results for the reporting period ended December 31, 2017 are not necessarily indicative of future results. The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its most recent annual financial statements which are filed under the Company’s profile on SEDAR at www.sedar.com.

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2017 and 2016
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Board of Directors of the Company authorized these Financial Statements for issuance on February 28, 2018.

(b)	Basis of presentation and consolidation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale which are stated at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

These Financial Statements include the financial statements of the Company and its only subsidiary named 1130346 B.C. Ltd. (the “Subco”), incorporated under the laws of BC. The Subco is Amarc’s wholly-owned subsidiary and was incorporated for the purposes of entering into an option agreement (note 6(b)) and as of December 31, 2017 the Subco did not have any asset, liability, income or expense. Intercompany balances and transactions are eliminated in full on consolidation.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

(c)	Significant accounting estimates and judgments

The critical judgements and estimates applied in the preparation of these Financial Statements are consistent with those applied in the Company’s audited financial statements as at and for the year ended March 31, 2017.

(d)	Accounting standards, interpretations and amendments to existing standards

Accounting standards issued but not yet effective

Effective for annual periods beginning on or after January 1, 2018:

•	IFRS 9, Financial Instruments
•	IFRS 15, Revenue from Contracts with Customers

Effective for annual periods beginning on or after January 1, 2019:

•	IFRS 16, Leases

The Company has not early adopted these new standards or amendments to existing standards and does not expect the impact of these standards on the Company's financial statements to be material.

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2017 and 2016
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

3.	CASH

The Company's cash is invested in business and savings accounts which are available on demand by the Company.

4.	RESTRICTED CASH

Restricted cash represents guaranteed investment certificates held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities upon the completion of any required reclamation work on the related projects.

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	December 31,		March 31,
	2017		2017
		$
Sales tax refundable	$254,328		38,891
Contributions receivable (note 6(b))	444,975		–
Total	$699,303		$38,891

6.	EXPLORATION AND EVALUATION EXPENSES AND COST RECOVERIES

During the three and nine months ended December 31, 2017, the Company’s mineral exploration and evaluation expenses were incurred on its IKE, JOY, PINE and DUKE projects.

(a)	IKE Project

The IKE Project is located in south-central BC. In July 2017, the Company announced it had entered into a Mineral Property Farm-In Agreement with Hudbay Minerals Inc. (“Hudbay”), pursuant to which Hudbay may acquire, through a staged investment process, up to a 60% ownership interest in the IKE Project. The Company records the amount of contributions received or receivable from Hudbay pursuant to the IKE Property Farm-In Agreement as cost recoveries in the Statement of Loss to the extent it incurs expenditures against such contributions.

Relinquished Option Agreement

During the three and nine months ended December 31, 2016, the Company recorded a gross amount of cost recovery of $414,300 and $2,932,597, respectively, representing contributions received pursuant to a definitive agreement with Thompson Creek Metals Company Inc. (“Thompson Creek”) dated February 2016, whereby the latter had an option to acquire, through a staged investment process within five years, a 30% ownership interest in the mineral claims and crown grants covering the IKE Project.

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2017 and 2016
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

In January 2017, Thompson Creek (having been taken over by Centerra Gold Inc.) relinquished its option and elected to exchange its 10% participating interest for a 1% Conversion Net Smelter Royalty from mine production, capped at a total of $5 million. As a result, the Company maintained a 100% interest in the IKE Project.

(b)	JOY Project

The JOY Project, located in north-central BC, comprises the JOY and PINE properties, and certain adjacent claims (the “Staked Claims”) acquired directly by Amarc. In November 2016, the Company entered into a purchase agreement with a private company wholly owned by one of its directors (note 10(c)) to purchase 100% of the JOY property at the vendor’s direct acquisition costs of $335,299. In addition, Amarc concluded agreements with each of Gold Fields Toodoggone Exploration Corporation (“GFTEC”) and Cascadero Copper Corporation (“Cascadero”) in mid-2017 pursuant to which Amarc can purchase 100% of the PINE property. Subsequently, Hudbay and Amarc agreed to include both the PINE property and the Staked Claims into the JOY Project.

In August 2017, the Company announced that it had entered into a Mineral Property Farm-In Agreement with Hudbay, pursuant to which Hudbay may acquire, through a staged investment process, up to a 60% ownership in the JOY Project. The Company records the amount of contributions received or receivable from Hudbay pursuant to the Farm-In Agreement as cost recoveries in the Statement of Loss to the extent it incurs expenditures against such contributions.

(c)	DUKE Project

In November 2016, the Company entered into a purchase agreement with a privately company wholly owned by one of its directors (note 10(c)) to purchase a 100% interest in the DUKE property at the vendor’s direct acquisition costs of $168,996. The DUKE property is located in central BC.

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	March 31,
	2017	2017
Accounts payable	$83,940	$14,841

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2017 and 2016
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

8.	DIRECTOR’S LOANS

	Nine months ended	Year ended
Unsecured loans payable to a director	December 31, 2017	March 31, 2017
Opening balance	$1,330,500	$1,234,849
Net amount advanced	–	500,000
Transaction costs	–	(607,406)
Repayments	(1,000,000)	–
Amortisation of transaction costs	405,861	203,057
Closing balance	$736,361	$1,330,500

	December 31,	March 31,
	2017	2017
Current portion	$–	$390,243
Non-current portion	736,361	940,257
Total	$736,361	$1,330,500

	Three months ended		Nine months ended
Transaction costs	December 31,		December 31,
	2017	2016	2017	2016
Interest on director’s loan	$22,685	$34,986	$105,904	$94,643
Amortization of transaction costs	220,173	61,811	405,861	125,692
Total	$242,858	$96,797	$511,765	$220,335

2015-Loan Agreement
In September 2015, the Company entered into a loan agreement (the “2015-Loan Agreement”) with its Director and Chairman, Robert Dickinson (the “Lender”) pursuant to which the Lender advanced to the Company a principal sum of $500,000 with a two-year term and at an interest rate of 7% per annum. Pursuant to the 2015-Loan Agreement, the Company issued 5,555,555 common share purchase warrants (note 9(c)) to the Lender with an expiry term of two years and exercise price of $0.09.

The 2015-Loan Agreement was fully repaid in September 2017.

2016-Loan Agreement
In November 2016, the Company and the Lender entered into another loan agreement (the “2016-Loan Agreement”), pursuant to which a previous loan agreement for a principal sum of $1,000,000 and with a due date of November 26, 2016 was extended for three years on customary conditions, and the principal sum was increased to $1,500,000 by way of an additional advance of $500,000 to fund mineral property acquisitions (note 6(b) and (c)). The 2016-Loan Agreement is subject to a fixed interest at 9% per annum. Pursuant to the 2016-Loan Agreement, the Company issued to the Lender a loan bonus comprising of 10,000,000 common share purchase warrants (note 9(c)) with a three-year term and an exercise price of $0.08 per share.

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2017 and 2016
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

During the current period, $500,000 of the 2016-Loan Agreement was repaid to the Lender, leaving a balance outstanding as at December 31, 2017 of $1,000,000.

These advances were measured as financial liabilities at their (cash) transaction values, with the unamortized balance of directly applicable costs, comprised of the fair values of the bonus warrants granted, representing a partially offsetting asset balance. Such costs are being expensed pro-rata over the term of the debt, with the effect on the balance sheet presentation being that the aggregate debt is accreted towards its face value.

9.	CAPITAL AND RESERVES

(a)	Authorized and outstanding share capital

The Company's authorized share capital consists of an unlimited number of common shares (“Common Shares”) without par value and an unlimited number of preferred shares. All issued Common Shares are fully paid. No preferred shares have been issued.

As at December 31, 2017, there were 166,969,560 Common Shares outstanding (March 31, 2017: 145,424,061).

(b)	Share issuance

In September 2017, the Company announced a private placement financing, issuing 13,045,500 Common Shares at a price of $0.20 per Common Share for gross proceeds of $2,609,100, and incurred share issuance costs of $127,800 for net proceeds of $2,481,300.

In October 2017, pursuant to a property option agreement (note 6(b)), the Company issued 1,944,444 Common Shares.

(c)	Share purchase warrants

The following common share purchase warrants were outstanding at December 31, 2017 and March 31, 2017:

	Exercise	December 31,	March 31,
	price	2017	2017
Issued pursuant to:
the 2015-Loan Agreement(i)	$0.09	–	1,555,555
the 2016-Loan Agreement(ii)	$0.08	5,000,000	10,000,000
Total		5,000,000	11,555,555

(i)

In September 2015, 5,555,555 share-purchase warrants were issued pursuant to the 2015-Loan Agreement (note 8); the fair value of these warrants at issue was determined to be $322,143 at $0.058 per warrant, using the Black Scholes option pricing model and based on the following assumptions: risk-free rate of 0.51%; expected volatility of 130%; the underlying’s market price of $0.09, expiry term of 2 years; and dividend yield of nil. In March 2017, 4,000,000 of these warrants were exercised and in September 2017, the remainder of 1,555,555 warrants were exercised.

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2017 and 2016
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(ii)

In November 2016, 10,000,000 share-purchase warrants were issued pursuant to the 2016-Loan Agreement (note 8); the fair value of these warrants at issue was determined to be $607,406 at $0.061 per warrant, using the Black Scholes option pricing model and based on the following assumptions: risk-free rate of 0.79%; expected volatility of 135%; the underlying’s market price of $0.08, expiry term of 3 years; and dividend yield of nil. These warrants expire in November 2019. In September 2017, 5,000,000 of these warrants were exercised.

10.	RELATED PARTY TRANSACTIONS

Balances due to related parties	December 31,	March 31,
	2017	2017
Hunter Dickinson Services Inc. (note 10(b))	$63,621	$157,282
United Mineral Services Ltd. (note 10(c))	–	18,055
	$63,621	$175,337

(a)	Transactions with key management personnel

Key management personnel (“KMP”) are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include all directors of the Company.

Note 8 includes the details of a director’s loans. Note 6 includes the details of the acquisition of mineral property interests from a private entity wholly-owned by one of the Company’s directors.

During the nine months ended December 31, 2017 and 2016, the Company’s President and Director, Chief Financial Officer, and Corporate Secretary provided services to the Company under a service agreement with Hunter Dickinson Services Inc. (note 10(b)). There was no other transaction with KMP during the nine months ended December 31, 2017 and December 31, 2016.

(b)	Balances and transactions with Hunter Dickinson Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. ("HDSI") are private companies established by a group of mining professionals engaged in advancing mineral properties for a number of publicly-listed exploration companies, one of which is the Company. The Company has two Directors in common with HDSI, namely: Robert Dickinson and Ronald Thiessen. In addition, the Company’s President and Director, Chief Financial Officer, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

HDSI provides technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on an as-needed and as-requested basis from the Company. Because of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. Services from HDSI are provided on a non-exclusive basis. The Company is not obligated to acquire any minimum amount of services from HDSI. The value of services received from HDSI is determined based on a charge-out rate for each employee performing the service and for the time spent by the employee. Such charge-out rates are agreed and set annually in advance.

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2017 and 2016
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

HDSI also incurs third-party costs on behalf of the Company; such third-party costs are reimbursed by the Company to HDSI at cost without any markup and such costs include, for example, directors and officers insurance, travel, conferences, and communication services.

The following is a summary of transactions with HDSI that occurred during the reporting period:

	Three months ended		Nine months ended
Transactions with HDSI	December 31,		December 31,
	2017	2016	2017	2016
Services received from HDSI and as requested by Amarc	$382,000	$240,000	$1,068,000	$803,000
Information technology-infrastructure and support services	15,000	15,000	45,000	45,000
Reimbursement , at cost, of 3rd party expenses incurred by HDSI on behalf of Amarc	$17,000	$3,000	$89,000	$24,000

(c)	Balances and transactions with United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a privately held company wholly-owned by one of the Company’s Directors. UMS is engaged in the acquisition and exploration of mineral property interests. In November 2016, the Company acquired from UMS a 100% interest in two mineral property interests, namely JOY and DUKE, for aggregate acquisition costs of $504,295 (note 6(b) and 6(c)). Subsequent to the acquisition of the properties, UMS has incurred third-party costs on behalf of the Company, for example, mineral property claims paid on behalf of the Company. These third-party costs are reimbursed by the Company at a 5% markup.

The following is a summary of transactions with UMS that occurred during the reporting period:

	Three months ended		Nine months ended
	December 31,		December 31,
	2017	2016	2017	2016
Acquisition of mineral property interests	$–	$504,295	$–	$504,295
Services received from UMS and as requested by Amarc	–	–	10,080	–
Reimbursement of third-party expenses incurred by UMS on behalf of Amarc	–	–	9,349	–

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2017 and 2016
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

11.	SUPPLEMENTARY INFORMATION TO STATEMENT OF LOSS

(a)	Employee salaries and benefits

The employees’ salaries and benefits included in exploration and evaluation expenses and administration expenses are as follows:

	Three months ended		Nine months ended
	December 31,		December 31,
	2017	2016	2017	2016
Salaries and benefits included in the following:
Exploration and evaluation expenses	$267,000	$143,000	$859,000	$581,000
General and administration expenses(i)	173,000	113,000	415,000	336,000
Total	$440,000	$256,000	$1,274,000	$917,000

(i)	This amount includes salaries and benefits included in office and administration expenses (note 11(b)) as well as other expenses classified as general and administration expenses.

(b)	Office and administration expenses

Office and administration expenses include the following:

	Three months ended		Nine months ended
	December 31,		December 31,
	2017	2016	2017	2016
Salaries and benefits	$134,000	$84,000	$347,000	$307,000
Insurance	5,000	–	111,000	79,000
Data processing and retention	16,000	16,000	46,000	46,000
Other office expenses	5,000	1,000	10,000	4,000
Total	$160,000	$101,000	$514,000	$436,000

12.	EVENT AFTER THE REPORTING PERIOD

After the end of the reporting period, in January 2018, the Company issued 1,816,667 Common Shares pursuant to the PINE Property option agreements (note 6(b)).